Exhibit 4.3

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following description of the common stock, par value $1.00 per share, of Service Corporation International (“SCI”) is based upon SCI’s Restated Articles of Incorporation, as amended (the “Articles”), SCI’s Bylaws (the “Bylaws”), and applicable provisions of law. We have summarized certain portions of the Articles and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Articles and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this Exhibit is a part. References to “we”, “our” and “us” refer to SCI, unless the context otherwise requires. References to “shareholders” refer to holders of our common stock.
Authorized Capital Stock
Our authorized capital stock under our Articles consists of 500,000,000 shares of common stock and 1,000,000 shares of preferred stock, par value $1.00 per share.
Common Stock
The common stock is listed on the New York Stock Exchange under the symbol “SCI.” Computershare serves as the transfer agent and registrar for our common stock.
Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.
In the event of any voluntary or involuntary liquidation, dissolution or winding-up of us, subject to prior distribution rights of preferred stock, if any, then outstanding, the holders of common stock are entitled to receive all of the remaining assets available for distribution.
Shareholders have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The issued and outstanding shares of common stock are, and any shares of common stock issued will be, fully paid and non-assessable. The rights, preferences and privileges of shareholders are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Holders of our common stock are entitled to receive dividends as declared by the Board of Directors of SCI (the “Board of Directors”) out of funds legally available for the payment of dividends, subject to preferential dividend rights of preferred stock, if any, then outstanding.
Certain Antitakeover Effects of Texas Law
We are subject to Section 21.606 of the Texas Business Organizations Code (the “TBOC”). In general, the law prohibits Texas corporations from engaging in a wide range of specified transactions with any affiliated shareholder during the three-year period immediately following the affiliated shareholder’s acquisition of shares in the absence of certain board of director or shareholder approvals. An affiliated shareholder of a corporation is any person, other than the corporation and any of its wholly owned subsidiaries, that is or was within the preceding three-year period the beneficial owner of 20% or more of the outstanding shares of stock entitled to vote generally in the election of directors. Section 21.606 may make it more difficult for a person who would be an affiliated shareholder to effect various business combinations with a corporation for a three-year period.
Certain Provisions of our Articles and Bylaws
In addition to the restrictions of the TBOC, a number of provisions in our Articles and our Bylaws could have an effect of delaying, deferring, or preventing a change in control of us in the context of a merger, reorganization, tender offer, sale or transfer of substantially all of our assets, or liquidation involving us.
Our Articles require the affirmative vote of holders of two-thirds of the outstanding shares of our capital stock to approve certain mergers, consolidations, sales, leases and exchanges with shareholders that own more than 10% of any class of our capital stock.
Our Articles and Bylaws provide that the number of directors shall not be less than 9 nor more than 15, with the number of directors to be fixed from time to time by resolution of the Board of Directors. In the event of a vacancy (other than by an increase in the number of directors), a majority of the remaining directors have the sole power to fill such vacancy. Our Board of Directors is not classified, and all directors are elected to hold office for a term expiring at our next succeeding annual meeting; however, any director elected for a longer term before our 2019 annual meeting shall hold office for the entire term for which he or she was originally elected. No cumulative voting is allowed in the election of directors or for any other purpose.
Pursuant to our Bylaws, the timing of our annual meeting is determined by the Board of Directors. Special meetings of the shareholders may be called by the Board of Directors, the chair of the Board of Directors, the Chief Executive Officer or shareholders owning at least 10% of all outstanding shares entitled to vote. The Bylaws set forth advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors.
Our Board of Directors could create and issue a series of preferred stock with rights, privileges or restrictions that effectively discriminate against an existing or prospective shareholder as a result of the holder’s beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to make it more difficult for or discourage an attempt by a potential acquirer to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. The issuance of these shares of capital stock may defer or prevent a change in control of us without any further shareholder action.